[Letterhead of Eaton & Van Winkle LLP]
                             3 Park Ave, 16th Floor
                              New York, N.Y. 10016

                                                                     May 1, 2008

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F. Street, N.E.

Washington, D.C.  20549

        Re: China Organic Agriculture, Inc.: Commission's Comment Letter of March 11, 2008, to Registration Statement on Form 10 (File No.: 000-52430)

Ladies and Gentlemen:

On behalf of China Organic Agriculture, Inc. (the "Company"), we are writing in response to the above-referenced Comment Letter from the Commission's Division of Corporate Finance (H. Christopher Owings, Assistant Director) to the Company. The Company is filing herewith an amended Registration Statement on Form 10 (the "Amended Form 10") which addresses the Staff's Comments in the Comment Letter. For ease of reference, each of the comments of the Staff is set forth below, together with the related response. The sections referred to in the responses below refer to such sections and page numbers in the Amended Form 10, unless otherwise noted.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

The Company is aware of the obligations imposed by the Exchange Act and the need to address the comments contained in the Staff's letter of March 11, 2008. The Company believes that in light of the fact that its shares are currently trading it is appropriate for it to take the steps necessary to comply with the requirements of the Exchange Act.

2. Please advise us as to the current status of the information statement in
Schedule 14C that you filed on March 30, 2007. In this regard, we note your disclosure indicating that you changed your name in May 2007 so we presume that you proceeded with effectuating the name change contemplated in the information statement. Therefore, please tell us whether security holders were advised of the name change by virtue of being mailed a definitive information statement and, if so, why you have not yet filed the information statement in definitive form. Please see Rule 14c-5(b) of Regulation 14C, which requires that you file a copy of the definitive information statement, in the form in which it is furnished to security holders, with the Commission no later than the date the information statement is first sent or given to security holders.

The Company did not file the definitive information statement because it had determined that it was not required to file reports pursuant to the Securities Exchange Act. However, in accordance with the Florida Statutes, the Company mailed to its shareholders the required notice of its change of name which was effected pursuant to an amendment to its Articles of Incorporation filed with the Secretary of State of the State of Florida.

3. We note that your common stock is quoted on the over-the-counter bulletin board. Considering you are not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act, as discussed in prior comment 1 to our letter dated April 26, 2007, it is not clear how you are eligible to have your common stock quoted on the OTC-BB. Please advise us as to how your common stock is eligible to be quoted.

Neither the Company's current management nor its current counsel was working with or for the Company at the time that its securities were determined to be eligible for trading on the Bulletin Board. Inasmuch as the Company desires to have its common stock continue to trade on the OTC-BB, it intends to fulfill all applicable requirements to have its common stock quoted on the OTC-BB, including taking all steps necessary toward the effectiveness of its Amended Registration Statement on Form 10.

Description of Business, page 3

4. Please revise to elaborate and provide support for your description of your business as being one of the "premier businesses in Songyuan City." Similarly, provide a fuller explanation of the meaning of being presented with the "Brand Name" award. Finally, please explain in terms that investors will understand what it means that you received an 1S09001 certification.

i) The Company's description of its business as one of the "premier businesses in Songyuan City" was premised on the Company's understanding that its operations comprise one of the most profitable businesses, and one of the few publicly traded businesses, currently operating in the Songyuan City region. However, the Company's Amended Form 10 omits this characterization from the business description section;
ii) The Company has determined to omit mention of the "Brand Name" Award in future filings; and
iii) A further explanation of the meaning of the ISO90001 certification has been added under the Company's business description, under the heading "our corporate history".

5. Throughout your Business Description, you refer to ErMaPao as a Company engaged in the production of "green" organic rice. You also refer to your production of rice as being 25% of the organic variety and 75% of the green variety. Please revise to clarify what the difference is and whether the green variety is also characterized as organic. For example, if all of the rice you produce is organic but only some of it is also "green," please state this and explain the difference between the two varieties. Please also explain which variety and how many tons of rice you as compared to the local farmers you employ produce.

The Amended Form 10 clarifies the distinctions between green and organic rice, under the heading "ErMaPao Rice Varieties" and provides detail regarding the respective volumes of rice produced by ErMaPao and our suppliers under the heading "Production Capacity", as well as under the heading "Sales Results". Please note that the Company's production proportions are, as of the date of this filing, approximately 15% organic rice and 85% green.

6. Please elaborate on your discussion of farming operations on page 3 to clarify the extent to which you are a producer or a purchaser of rice and the nature of the obligations under the arrangements with local farmers and family units. For example, clarify whether you employ local farmers and family units and incur the direct and indirect costs to farm and harvest rice or whether you purchase rice grown and harvested by the farmers and family units under the contractual arrangements. Provide additional detail regarding the terms of the contractual arrangements. Also, a discussion of the capacity of your farming operations may be useful to investors. Refer to Item 101(h) (v) of Regulation S-K.

In response to this comment, the Company has revised the description of its operations within the Amended Form 10 to provide the requested detail, under the heading "Agricultural Background of this Region".

7. On page 4, you indicate that you also obtain rice "grown by third parties through market channels." Clarify what amounts of your sales are represented by rice from these sources and what variety of rice you procure from them.

The Company has provided detail within the Amended Form 10 under the headings "Principal Suppliers" and "Production Capacity" sufficient to clarify the amounts and variety of rice it obtains from its sources.

8. Please revise to disclose the total number of employees and the number of full time employees. Refer to Item 101(h) (4) (xii) of Regulation S-K.

The requested disclosure is provided under the heading "Employees" within the Amended Form 10.

9. In an appropriate place in this discussion, please describe the competitive conditions in your industry, specifically as it relates to your production of "organic" rice. In this regard, we note your risk factor disclosure that appears on page 12, however, your discussion of competitive conditions should provide additional detail regarding your competitors. Refer to Item 101(h) (4) (IV) of Regulation S-K.

The Company has described, under the heading "Competition" within the Amended Form 10, the competitive conditions in its industry pursuant to the guidance of
Item 101(h)(4)(iv) of Regulation S-K.

10. We note a December 12, 2007 press release issued by you concerning your acquisition of Dalian Baoshui District Huiming Trading Limited. According to your press release, "Huiming ranks in the top 20 in net income and top 50 in revenue in the food transportation industry in the northeast provinces. In 2006, revenue was 40 million USD and 3.7 million USD in net income (unaudited). For the first 6 months of 2007, revenues of $24 million, net income of $2.6 million USD, an increase of 20% from previous year (unaudited)." We can not find a discussion of this business or your acquisition of this business in your business disclosure. Please revise your disclosure or advise.

The Company's expected acquisition of a portion of the stock of Dalian Baoshui District Huiming Trading Limited, which has not been completed pending the completion of due diligence, has been described under the heading "Recent Developments" in the business description section of the Amended Form 10, as well as in the Company's Form 10-K, filed with the SEC on March 31, 2008.

ErMaPao Organic Rice Series, page 4

11. We note your statements that "The taste and texture of our rice is considered superior, and it is particularly moist and delicious" and that "[g]reen food is generally considered to be of higher quality compared to regular foods." Please either provide copies of the reports or studies that support these qualitative and comparative statements or revise to make clear that they represent management's belief.

The Amended Form 10 includes the clarification that the statements noted by this comment represent the belief of the Company's management as to the quality of its products.

12. Please elaborate upon how your AA grade by the China Organic Certification Group is "also by the standards of the European Union" and why the standards of the EU are relevant to your business, considering it would appear that you sell your products solely in China.

The Company believes that the standards required to be certified AA by the China Organic Foods Certification Group are identical to those of the European Union. Nevertheless, it has deleted this statement.

13. Please ensure that you have provided a discussion of all of the existing or probable governmental regulations on your business as well as the cost of compliance with any environmental laws. Refer to Items 101(h)(ix) and(xi) of Regulation S-K.

A discussion of the existing or probable government regulations applicable to the Company's business, as well as the anticipated impact of compliance with environmental laws, has been provided under the heading "Government Regulation" within the Amended Form 10.

Processing, page 5

14. You indicate here that you process your rice in your own facilities as well as with Wukeshu Grain Depot and Xinmiao Grain Depot. Please discuss how many tons of grain you process at your own facilities and disclose where these facilities are located.

The processing distribution between our facilities and those of Wukeshu and Xinmiao, as well as the location of all facilities, may now be found at the end of the "Management's Discussion and Analysis of Financial Condition and Results of Operations," immediately prior to Risk Factors, in the Amended Form 10.

Distribution Channels, page 6

15. We note your discussion of each individual retailer or supermarket chain and resulting anticipated revenues. While retaining your projection for anticipated revenues, please augment your discussion in each case to provide the basis for why you expect these revenues. If you cannot provide a reasonable basis for each of these statements, please delete them or clarify that these amounts represent sales targets and not necessarily expected results. For example, we note that your Retail Agreement with Huaxing Foods Limited was executed in August 2007; disclose when you began distributing your rice with Huaxing and whether the amount of revenues you have generated to date are consistent with the projections you disclose.

A discussion of how management derives its revenue estimates for the retailers has been included in the first paragraph under this heading. Details of the results of the Company's agreement with Huaxing Foods have been included in the description of the Company's agreement with this retailer. In addition, we have included in our Management's Discussion and Analysis of Financial Condition and Results of Operation a chart depicting the amount of each of the Company's types of rice sold through various retailers.

16. For each of these distribution agreements, please disclose the duration of the agreement. Please also disclose your dependence, if any, upon any major customers, pursuant to Item 101(h)(vi) of Regulation S-K.

The Amended Form 10 sets forth the duration of each of the subject agreements within the paragraph describing the retailer under the breaching "Distribution Channels." There is set forth under the heading "Principal Customers" a table of the revenues derived from the Company's four largest customers in 2007 and a statement as to the Company's vulnerability due to this concentration of sales.

17. We note that you have not filed a contract for Nanjing Suguo Supermarket or Hualiian Hypermarket. If you have contracts with these companies please file the contracts as exhibits. If not, please disclose that fact in your discussion.

Translations of the agreements with Nanjing Suguo and with Hualian have been filed with the Amended Form 10.

Property, page 7

18. Please elaborate upon how many acres you control and provide a description of the ErMaPo facilities. Please also describe your own processing facilities, to which you make reference on page 5. In this regard, your discussion on page 17 appears to be duplicative so please consider removing or revising it so that you have one comprehensive discussion of your properties. Refer to Item 102 of Regulation S-K.

A more elaborate discussion of the Company's acreage and facilities has been provided in the Amended Form 10 under the heading "Properties".

Management's Discussion and Analysis or Plan of Operation, page 7

19. Your discussion of the registrant's known trends and uncertainties should be expanded, as applicable, to fully address Item 303(a)(3) of Regulation S-K. Please discuss any known trends, events or uncertainties that have had or are reasonably expected to have a material impact on your short-term and long term liquidity, as well as on your net sales or revenue or income from continuing operations. Please also expand your discussion to discuss any seasonal aspects that had a material effect on your financial condition and result of operations. For example, we note your website disclosure that you plan to "expand [your] markets within China" and "increase exports at a rate of 2:1 domestic versus international, to significantly increase sales and reduce market risk. Plans are currently underway to increase production capacity, supporting projected revenues for FY2007 exceeding $18 million with a net income of approximately $6.7 million." Your discussion should reflect these goals. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding of your operations. Please see Release No. 338350 for additional guidance.

The Company has substantially revised its discussion throughout the "Management's Discussion and Analysis of Financial Condition and Results of Operation" and has addressed the issues raised under the subheading "Liquidity and Capital Resources" . The internet disclosure noted within this comment has been removed from the Company's website.

20. Please revise your discussion and analysis of sales on pages 8 and 9 to disclose the extent to which increases in sales are attributable to increases in prices or to increases in the volume or amount of goods being sold. The disclosure of volume of products sold for each period presented would facilitate a readers understanding of the increases between periods. Also, disclose the extent to which your production capacity and output and entry into new retailers contributed to the growth in sales among periods.

The Amended Form 10 discusses the factors noted within this comment in Item 2, under the heading "Net Sales".

21. Please disclose sales of green rice and organic rice and quantify, to the extent practicable, the difference in margin between the products in your discussion of gross profit margin on page 8. Also disclose the extent to which lower costs and prices improved margins in your discussion of gross profit margin on page 9.

The requested disclosure has been included in Item 2, under the heading "Gross Profit Margin" in the Amended Form 10.

Liquidity and Capital Reserves, page 8

22. Please provide a discussion of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Please also identify and separately describe external sources of liquidity and briefly discuss any material unused sources of liquid assets. For example, you should discuss the equity credit facility referred to in the risk factor on page 16 as well as the repayment terms of the loan from the company affiliated with certain stockholders. Refer to Item 303(a)(1) of Regulation S-K. Consider supplementing your discussion with year-to-year comparisons of your statements of cash flows or any other format that enhance a reader's understanding of your liquidity and cash flows. In addition, describe any material commitments for capital expenditures. Refer to Item 303(a)(2) of Regulation S-K.

Please see the response to comment 19. The equity credit facility referenced in the originally-filed Form 10 has been terminated, and so no longer represents a potential source of liquid assets.

Risk Factors, page 10

23. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

A decline in the demand for our product ... page 12

Competition in our industry is intense...page 12

Inability to manage the growth of our business... page 12

Please note these are examples only. Review your entire risk factor section and revise as necessary.

In response to the comment, the Risk Factors have been substantially revised. Please see Item 1A of the Amended Form 10.

24. The subheadings in your risk factors section are too vague and generic to adequately describe the risk that follows. For example, on page 11, you use the subheading "All of our farming operations are dedicated to the production of one crop." This subheading is not descriptive in that it states a fact about your company without articulating the risk of which investors should be aware. As another example, the subheading on page 17 states "Lack of management control by purchasers of our common stock." Please revise your subheadings so that they reflect the risk you are describing in the accompanying text. As a general rule, your subheadings should work only in this registration statement.

The subheadings within the "Risk Factors" section have been revised to reflect the risk being described.

25. The risk you describe at page 11 regarding your dependence upon a single processing plant is unclear, considering you indicate on page five that you have at least three processing facilities available to you for processing your products. Please revise or advise.

The Amended Form 10 more fully describes the processing facilities available to the Company and this risk factor has been deleted.

26. Similarly, the risk you describe on page 16 regarding the shares you have reserved for issuance is unclear, considering you withdrew your registration statement relating to these 20,000,000 shares. If the credit facility relating to these shares has been terminated, please remove this risk. If the credit facility continues to be available, in an appropriate place in your Management's Discussion and Analysis, please discuss the terms of this credit facility and discuss the availability of these funds in the context of liquidity.

The Credit Facility was terminated subsequent to the issuance of the Comment Letter, by agreement of all parties. The Amended Form 10 therefore does not include the risk it presented, and the Credit Facility no longer represents a source of liquid assets for the Company.

Security Ownership of Certain Beneficial Owners and Management, page 18

27. Please revise to include any securities that a person or group has the right to acquire within 60 days or indicate by footnote that your beneficial ownership table includes shares that could be acquired within 60 days. In this regard, we note that your table refers to information as of December 31, 2007.

The securities ownership analysis within the Amended Form 10 now includes the securities which are the subject of this comment, and also refers to information available to the Company as of April 11, 2008.

28. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Luxesource International Limited and Simple (Hong Kong) Investment & Management Company Limited.

Mr. Jian Lin is the person who has voting or investment control over the shares held by Luxesource International Limited. Mr. Ji Wen has control over the shares held by Simple (Hong Kong) Investment & Management Company Limited. These individuals have been named as control persons within the Amended Form 10.

Our Directors and Executive Officers, page 19

29. We note your Note 11 to Financial Statements September 30, 2007, which indicates the resignation of your Chief Executive Officer, your Chief Financial Officer and the appointment of a new Chief Financial Officer. Please update your biographies accordingly to include a description of your new Chief Financial Officer, Xuefeng Guo.

The biography requested in this comment has been included in the Amended Form
10.

30. Please clarify the description of the business experience of Zhouzhe Jin by adding dates of the duration of employment. Refer to Item 401(e) of Regulation S-K.

The dates of Mr. Jin's employment have been added pursuant to the guidance of this comment.

Executive Compensation, page 20

31. Please update to provide executive compensation information for your present officers and directors and please update this section to provide compensation information for the recently completed fiscal year. In this regard, refer to "Interpretive Responses Regarding Particular Situations" Item 4.01 under Item 402 of Regulation S-K of our Compliance and Disclosure Interpretations.

The requested information has been provided within the compensation chart of the Amended Form 10.

32. In updating your disclosure, please also ensure that you have provided a narrative disclosure of any material factors necessary to an understanding of the information disclosed in your summary compensation table, as applicable. Please also disclose whether you compensate your directors. Refer to Item 402(o) and (r) of Regulation S-K.

      i) The Company believes the narrative disclosure provided is sufficient.

      ii) Please see answer to Comment 31, above.

Certain Relationships and Related Transactions and Director Independence, page
20

33. We note your Note 10 to Financial Statements September 30, 2007, which indicates that you received a $2,063,797 loan from an existing shareholder. Please update your disclosure to include this loan and any other related party transactions. See Item 404(d) of Regulation S-K. In this regard, please ensure that all related party contracts are filed as exhibits.

The Amended Form 10 contains a discussion of the loan within Item 7, and a translation of the loan document has been attached as Exhibit 10.11.

34. For each transaction that is required to be disclosed here, revise your discussion to provide the information required by Item 404(d) of Regulation S-K, including the identity the related party and the basis on which the person is related.

The Amended Form 10 contains the information requested within Item 7.

Item 9. Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters, page 23

35. Please revise to ensure that you have provided all of the disclosure required pursuant to Item 201 of Regulation S-K. For example, provide the approximate number of holders of common stock. Further, as it appears that the prices disclosed represent inter-dealer prices, please state that these prices may not represent actual transactions and do not reflect mark-up, mark-down or commissions.

The requested disclosure has been provided as appropriate within the Amended Form 10.

Item 10.  Recent Sales of Unregistered Securities, page 24

36. We note your indication here that "the Company converted the entire principal outstanding under its promissory note in the amount of $78,285 into an aggregate of 8,750,000 shares of common stock." Please identify the persons or class of persons who received the shares, pursuant to Item 701 of Regulation S-K.

Recipients of the shares issued upon conversion of the promissory note are now listed within the Amended Form 10, under the heading "Recent Sales of Unregistered Securities".

Consolidated Financial Statements, page 27

37. To the extent applicable, address the comments on the audited financial statements below.

38. You disclose in Note 2 to the financial statements that the acquisition of COA was accounted for as a reverse merger and that the financial statements present the pro-forma historical financial condition, results of operations and cash flows of COA prior to the merger. We consider the transaction a capital transaction in substance, which is equivalent to the issuance of stock by the operating company for the net monetary assets of the non-operating public shell corporation, accompanied by a recapitalization. As such, we believe that the transaction should be reflected in the historical financial statements of COA as a retroactive change in capital structure and the acquisition of the net assets of CNOA via the issuance of stock by COA. It does not appear that presentation of pro forma financial information and adjustments to capital accounts of the operating company other than to reflect the change in capital structure reflects the substance of the transaction. Accordingly, please revise the presentation of the reverse merger transaction and related recapitalization in the historical financial statements presented throughout the filing or tell us why your presentation complies with GAAP. In your response, please address the following:

presentation of common share data in the historical financial statements of COA on an equivalent share basis giving retroactive effect to the acquisition based on the exchange ratio in the merger agreement so that the capital structure reflects the aggregate number of common shares received by the stockholders of COA;

presentation of the historical capital account balances of COA in the financial statements included in the filing;

presentation of the acquisition of the net assets of CNOA, the public shell, on March 15, 2007 as a period transaction via the issuance of common shares to the stockholders of CNOA;

computation of earnings per share data for each period presented using the weighted average number of shares outstanding after giving retroactive effect to the recapitalization and presentation of the reverse merger as a period transaction; and

inclusion of the operating results of CNOA in the consolidated financial statements from the acquisition date as opposed to presenting results of operations of the combined entity on a pro forma basis.

In accordance with Regulation S-X, the financial statements included in the Amended Form 10 are those for the year ended December 31, 2007. As noted under "Basis of Presentation" in Note 1 to the Financial Statements, the financial statements are those of the operating companies for dates prior to the merger. As fully discussed in the second paragraph under "Basis of Presentation", the share exchange was treated as a capital transaction in substance. Accordingly, each of the items noted in Comment 38 has been presented in the manner suggested.

39. Please report a total for comprehensive income in the financial statements or notes thereto. Refer to paragraph 27 of SFAS 130.

Total Comprehensive income is reported in the Consolidated Statements of Comprehensive Income in the Financial Statements included in the Amended Form 10.

Consolidated Statements of Cash Flows, page 33

40. Please tell us the nature of the line item "payment of debt with share issuance" and why the transaction(s) is appropriately reflected as an addition to net income in your reconciliation of net income to net cash provided by operating activities. Specifically address why the payment of debt via issuance of common shares should not be reported as a non-cash financing activity. Refer to paragraph 32 of SFAS 95.

This item relates to the satisfaction of debt of IESI with shares of common stock at the time of the merger. This amount was taken out of the Cash flow statement as of December 31, 2007 and is now reflected as an historical adjustment to capital. The Company believes this payment should not be reported as a non-cash financing activity because it occurred in connection with the reverse merger, and qualifies as an historical adjustment to capital, as presented in the Company's March 31, 2008 filing on Form 10-K.

Notes to Financial Statements, page 35

41. Reference is made to your disclosure on pages 22 and 24 regarding the issuance of warrants to Trilogy Capital Partners, Inc. Please tell us how you valued and accounted for the warrants. Also tell us why your accounting treatment complies with GAAP with reference to authoritative guidance. In addition, to the extent material, please disclose the significant terms of the warrants and your accounting treatment in the notes to the financial statements. Refer to SFAS 129 and Rule 803 of Regulation S-X.

The Trilogy warrants were valued at $420,525 as December 31, 2007, as calculated using the Black-Scholes method. As all of these warrants vested in 2007 and we discontinued our relationship with Trilogy, this value was expensed in 2007. The significant terms of the warrants and the Company's accounting therefor have been included in the notes to the financial statements which are a part of the Amended Form 10.

Note 2 - Summary of Significant Accounting Policies, page 35

42. Please include an affirmative statement that the financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Rule 8-03 of Regulation S-X.

The Company believes that this comment is no longer applicable because it has filed audited financial statements as of December 31, 2007 with the Amended Form 10 which contain this statement.

Basis of Presentation, page 35

43. Please revise your disclosure regarding the reverse merger in light of the above comment regarding your accounting treatment. In doing so:

eliminate the reference to the presentation of pro-forma financial statements;

clarify the legal and accounting form of the transaction and the accounting method applied;

explain that the consolidated financial statements are a continuation of the financial statements of COA; and

explain that the capital structure of the consolidated enterprise is different from that appearing in the historical financial statements of COA in earlier periods due to the change in capital structure effected at the acquisition date.

The "Basis of Presentation" section in footnote 1 to the Financial Statements in the Form 10-K for Fiscal Year ending December 31, 2007 and the Amended Form 10 includes these disclosures.

Note 10 - Notes Payable Related Party, page 44

44. Please disclose the significant terms of the note, including interest rate and payment terms.

The relevant terms of this note, including the interest rate and payment terms, are included in the Related Party footnote in the Financial Statements to the December 31, 2007 2/31/07 Form 10-K, and the Amended Form 10.

Consolidated Financial Statements, page 45

45. To the extent applicable, please address the comments on your unaudited interim financial statements above.

The unaudited interim financial statements have been replaced with audited financial statements for fiscal year 2007.

46. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

The Amended Form 10 includes audited financial statements for the year ending December 31, 2007.

Report of Independent Registered Public Accounting Firm, page 46

47. We note that your auditor is located in New York. It appears that the majority of your assets, liabilities, revenues and expenses relate to operations in the People's Republic of China. Please tell us how the audit of the operations of your foreign subsidiaries, including their associated assets and liabilities, was conducted. Please include a discussion of the following in your response:

whether another auditor was involved in the audit of the operations in the People's Republic of China. If so, please tell us the name of the firm and indicate whether the firm is registered with the Public Accounting Oversight Board (PCAOB). Please also tell us how your US auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards; and whether your US auditor performed all of the required audit procedures within the United States or whether a portion of the audit was conducted by your US auditor within the People's Republic of China.

The Company's auditors are involved at every level of the audits. In addition to traveling to Company locations, they also work closely with Shenzhen Zhong Huan Certified Public Accountants, Registered PCAOB members. The Shenzhen Accountants communicate and provide work-papers in English. Prior to engaging Shenzhen Zhong Huan, the Company's auditors visited this firm in Shenzhen, China to assess their capabilities. All work performed by the Shenzhen Accountants is under the direct instructions and supervision of the Company's auditors. Periodically our auditors travel to China and to Shenzhen for planning meetings with Shenzhen Accountants and determine exactly what work will be performed during the field work stage of the Audit.

Consolidated Statements of Income, page 48

48. Please present basic and diluted earnings per share. Refer to paragraph 6 of SFAS 128.

The December 31, 2006 & 2005 Financial Statements include basic & diluted earnings per share on the face of the Income Statement. The December 31, 2007 Form 10-K and Amended Form 10 include a "Basic and Diluted Earnings Per Share" presentation on the face of the Income Statement.

49. Please display comprehensive income and its components in a financial statement that is displayed with the same prominence as your other financial statements. Refer to paragraphs 22-25 of SFAS 130.

Comprehensive Income and its components are contained as a separate financial statement in the December 31, 2007 audited financial statements included in the Form 10-K and in the Amended Form 10.

Consolidated Statement of Stockholders' Equity, page 50

50. Please disclose changes in the number of common shares outstanding on the face or in the notes to financial statements. Refer to paragraph 10 of APB 12. Also, refer to the above comment regarding your accounting for the reverse merger.

The changes have been disclosed on the face of the financial statements and in the Consolidated Statement of Stockholders' Equity in the Form 10-K and the Amended Form 10.

Notes to Financial Statements, page 51

51. Please disclose sales from external customers for each product for each year presented. For example, disclose sales from the sale of rice of the organic variety and rice of the green variety. Also disclose revenues from customers in China and outside of China. Refer to paragraphs 37 and 38 of SFAS 131.

Note 9, "Product Mix and Major Customers", in the Company's Form 10-K and Amended Form 10 includes the disclosure of the sales of the organic and of the green rice variety. In Note 1 under Concentration of Credit Risk it states that all its customers are located in China, and in Revenue Recognition that the customers take delivery of the product at our distribution center.

52. Please explain to us why the related party transactions disclosed on page 20 are not disclosed in the notes to financial statements.

The related party transactions inadvertently omitted from the notes to financial statements have been disclosed in the notes to the Financial Statements contained in the Form 10-K and Amended Form 10 under Note 10: "Related Parties".

Note 2 - Summary of Significant Accounting Policies, page 51

53. Please tell us if you give consideration such as discounts, rebates, slotting fees or cooperative advertising payments, to customers. If so, tell us how you account for the consideration paid. Also, to the extent material, please disclose your accounting policy for consideration given to customers. Refer to EITF 01-9.

To the present, the Company's marketing has been through agents who purchased our products at a discount to the price at which they resold our products. Therefore, the Company did not offer them any commissions. However, in its efforts to expand sales the Company may pay commissions to encourage better agents to work closely with the Company and will consider paying fees or rebates to retailers which achieve prescribed amounts.

54. Please disclose the types of expenses that you include in the cost of sales and selling, general and administrative expenses line items in your financial statements. In doing so, please disclose specifically whether you include receiving costs, inspection costs, warehousing costs and the other costs of your distribution network in cost of sales.

The Footnotes "Inventories" and "Selling, General and Administrative Costs" provide this disclosure of expenses. The Company considers receiving, inspection and warehousing costs to be relatively minimal.

Inventories, page 52

55. Please disclose the nature of the cost elements included in finished goods and raw material inventories. In doing so, please disclose the nature of direct and indirect costs incurred in your farming and processing operations and your accounting methods for capitalizing and allocating costs to units of production. In addition, tell us the nature of the items included in raw material and finished goods inventories and why inventories do not include work in process.

The Amended Form 10, under subheading "Inventories", discloses that the Company considers raw materials to include packaging materials and raw organic or green rice that has not undergone any processing. Finished goods constitute rice which has been processed and packaged. Finished goods values include an absorbed share of overhead, which is spread over the units over production for the year. Due to the nature of the processing, the Company does not hold material amounts of goods which can be characterized as "work in progress"; rice being processed on the Company's production line constitutes a de minimis proportion of the goods it holds at any given time.

Intangible Assets, page 54

56. For each year presented, please disclose the gross carrying amount and accumulated amortization, in total and by major intangible asset class, and the aggregate amortization expense. Refer to paragraph 45 of SFAS 142. Also, it appears that the range of amortization periods disclosed in the first sentence is inconsistent with your disclosure of estimated future amortization expense. Please advise or revise.

As disclosed in Note 3 to the December 31, 2007 Financial Statements filed with the Form 10-K and the Amended Form 10, gross carrying value of land rights is $3,163,293 for fiscal years 2007 and 2006. Accumulated amortization is $169,074 and $33,035 as of December 31, 2006 and 2005, respectively. The information regarding the composition of the Intangible Assets and the level of amortization expense is included in Note 3, "Intangible Assets," contained in Form 10-K filed by the Company in March 2007. The discussion regarding the period of amortization has been revised and is now contained in Note 1 (Intangible Assets).

Revenue Recognition, page 55

57. Please disclose your accounting policy for sale returns.

The Company has never experienced a material amount of sales returns, as disclosed in Note 1, "Revenue Recognition".

Basic and Diluted Earnings Per Share, page 55

58. For each year for which an income statement is presented please disclose a reconciliation of the numerators and denominators of your basic and diluted earnings per share computations. Also disclose securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented. Refer to paragraphs 40(a) and (c) of SFAS 128

The Company's Form 10-K and Amended Form 10 reflect the components of the basic and diluted earnings per share. Note 12 of the Form 10-K and the Amended Form 10 discusses the factors of the calculation of the EPS, including securities which could be dilutive.

Note 4 - Income Taxes, page 58

59. Please disclose the period of time that your subsidiary is exempt from payment of PRC income taxes. In addition, tell us the nature of taxes payable reflected in your balance sheets.

Until December 31, 2007, the Company enjoyed an exemption from income tax because of its involvement in agricultural production and in the PRC Urban Labor and Employment Services Program. As of January 1, 2008, a new tax policy became applicable to the Company, wherein it became potentially liable for income taxes at a rate of 25% of net income. However, the Company may be exempt from this tax based upon its involvement in the employment program, and has applied for the exemption. As of the date hereof, no decision has been received regarding this application. This information is contained in Note 5 of the Amended Form 10.

Form 10-QSB for Fiscal Quarter Ended September 30, 2007

60. Please revise to address the comments above or tell us in detail why you believe that revisions are not necessary. Also address your reports on Form 10-QSB for the fiscal quarters ended March 31, 2007 and June 30, 2007 in your response.

The Company is reviewing with Counsel the submissions made with this letter and will determine what revisions to the Company's reports on Form 10-QSB as specified will be necessary to fulfill the requirements of this comment.

Item 3.  Controls and Procedures, page 28

61. We note the disclosure that your principal financial officer has concluded that your disclosure controls and procedures are effective in timely alerting management and the company of material information relating to you that is required to be disclosed by you in the reports you file or submit under the Exchange Act. In future filings under the Exchange Act please ensure that both your chief executive officer and chief financial officer make their evaluation of the effectiveness of the disclosure controls and procedures.

Future filings by the Company will include both of the required evaluations.

62. Please revise to also disclose, if true, that both your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

You should also clarify that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. Refer to the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e) or 15d-15(e).

Additionally, please confirm to us both officers' conclusions regarding the effectiveness of your disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Provide similar confirmations in respect of both officers' conclusions regarding the effectiveness of your disclosure controls and procedures included in your reports on Form 10-QSB for the quarters ended March 31, 2007 and June 30, 3007.

Item 9A of the Company's Form 10-K/A states that the Company's chief executive officer and chief financial officer have determined, upon further review, that the disclosure controls and procedures then in place were not effective during the last quarter of 2007 and the first quarter of 2008 to ensure the timely filing or submission of certain of the reports required pursuant to the Exchange Act. The Company is implementing changes to its procedures to rectify this deficiency. The Company confirms to the Staff that the conclusions drawn by the persons who were then officers of the Company for the quarters ended March 31 2007 and June 30, 2007 as to the effectiveness of its disclosure controls and procedures were accurate as to the periods covered by such reports.

Exhibits 31.1 and 31.2

63. Please confirm that the inclusion of the titles of your Chief Executive Officer and Chief Financial Officer in the introductory paragraphs was not intended to limit the capacity in which such individuals provided the certifications. Provide similar confirmations in regard to the certifications included in your reports on Form 10- QSB for the quarters ended March 31, 2007 and June 30, 3007. In future Exchange Act filings, eliminate reference to the CEO and CFO's titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

The Company confirms that the inclusion of the titles Chief Executive Office and Chief Financial Officer was not intended to limit the capacity in which the individuals provided the certificates. Titles will not be included in future filings.

***
As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the Staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

The Company has so acknowledged in a letter filed herewith.

                                       Very truly yours,


                                       /s/ Vincent J. McGill
                                       ---------------------
                                       Vincent J. McGill

CHINA ORGANIC AGRICULTURE
Jilin Province Songyuan City ErMaPao Green Rice Limited
East Ping Feng Xiang Zheng Fu, Qian Guo District
Songyuan City, Jilin Province, P.R. China 131108

April 30, 2008

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F. Street, N.E.
Washington, D.C.  20549

      Re: China Organic Agriculture, Inc.: Commission's Comment Letter of March
          11, 2008 to Registration Statement on Form 10 (File No. 000-52430)

Ladies and Gentlemen:

In connection with the filing of the above-referenced Amendment No. 1 to Registration Statement on Form 10 filed with the Commission on April 30, 2008, China Organic Agriculture, Inc. hereby acknowledges the following:

The company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is further aware that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in its review of the filing or in response to the Staff's comments on the filing.

                                 CHINA ORGANIC AGRICULTURE, INC.

                                 By: /s/ Changqing Xu
                                     -----------------
                                     Changqing Xu
                                     Chief Executive Officer